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                                                                      EXHIBIT 39

                                                 NEWS FROM       LOGO NATIONWIDE
                                                                      INSURANCE

                                  ONE NATIONWIDE PLAZA-COLUMBUS, OHIO 43215-2220

            CONTACTS: For Nationwide Insurance  For ALLIED Group
            John C. Millen                      Media: Donna Smith
            Nationwide Insurance                (515) 280-4891
            (614) 249-6348                      Investors: Paul Curran
                                                (515) 280-4644


            Vince Duffy                         Joele Frank/Dan Katcher
            Powell Tate                         Abernathy MacGregor Frank
            (212) 521-5215                      (212) 371-5999




                       NATIONWIDE AND ALLIED ENTER INTO
                  DEFINITIVE AGREEMENTS TO SELL ALLIED GROUP
                             TO NATIONWIDE AND TO
                      MERGE ALLIED MUTUAL INTO NATIONWIDE


Columbus, Ohio and Des Moines, Iowa, June 4, 1998 - Nationwide Mutual Insurance Company and ALLIED Group, Inc. (NYSE:GRP) announced today that they have entered into a definitive agreement providing for the acquisition of all of the shares of ALLIED Group by Nationwide at a price of $48.25 per share. In connection with the definitive agreement, the Board of Directors of ALLIED Group has recommended acceptance of Nationwide's cash tender offer by the shareholders of ALLIED Group. The transaction will have a total value of approximately $1.5 billion.

In addition, the ALLIED Mutual Insurance Company Board of Directors has entered into a definitive agreement providing for the merger of ALLIED Mutual into Nationwide Mutual Insurance Company. The agreement provides that ALLIED Mutual policyholders' interests would be converted into rights as policyholders of Nationwide, becoming part of a combined national company of unquestioned financial strength with a broader range of
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products and services. ALLIED Mutual policyholders will also receive an extraordinary dividend of $110 million in cash.

Nationwide will also pay $30 a share for the approximately 2.8 million shares of ALLIED Life Financial Corporation that are publicly held.

The transaction, which will be financed from internal resources, will augment one of the country's largest diversified insurance and financial services organizations and a Fortune 500 company. The combined companies will rank as the country's 4th largest auto insurer and 4th largest homeowners insurer.

Dimon R. McFerson, Nationwide's Chairman and Chief Executive Officer, said, "Nationwide is extremely pleased to be partnering with ALLIED. This transaction ensures continued strong growth for Nationwide and ALLIED.

"This new team will benefit from an expanded geographical reach that will feature a strong, diversified distribution network of Nationwide career agents and ALLIED's independent agents," McFerson said. "We look forward to working with ALLIED's skilled management and capable employees. All have worked hard to make ALLIED one of the premier performers in the property-casualty business in recent years."

McFerson said that Douglas L. Andersen, President and Chief Executive Officer of ALLIED Group, had agreed to continue in those roles and that Nationwide planned no changes in ALLIED's management. "We consider the management team to be one of the prime assets in this transaction", he said.

Mr. Andersen said, "In Nationwide we have found a partner with unparalleled financial strength who is committed to all our constituencies. Employees and agents will be part of a larger organization that is able to provide policyholders of both ALLIED and Nationwide access to a broader range of products and services than either company could provide on its own. We are confident that this transaction will provide many new outlets for both companies, create significant growth opportunities for employees and agents and benefit the communities we serve. We look forward to a rapid completion of the transaction and to working with Nationwide to ensure the smoothest transition possible. And finally, we
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are extremely pleased that our stockholders, policyholders and employees will receive outstanding value for their ALLIED investment."

ALLIED employees who are participants in the company's Employee Stock Ownership Plan (ESOP) will benefit from a tripling of their stock account's value both as a result of the Nationwide tender offer of $48.25 per share and an earnings allocation of the unallocated portion of the ESOP after payment of the ESOP's debt with the proceeds from the tender offer. Nationwide is fully vesting all participants in the ALLIED ESOP.

McFerson underscored Nationwide's long-term commitment to Des Moines and the cities where ALLIED has regional operations: Denver, Colorado, Lincoln, Nebraska and Santa Rosa, California. "Our Farmland Insurance operation has been headquartered in Des Moines since 1982 and we are pleased to be expanding our involvement there. When we announced the tender offer, we pledged to maintain the current level of employment of the ALLIED operations and our plan to add 400 new jobs in the Des Moines area during the next four years."

The dealer manager and financial advisor to Nationwide for the offers is Credit Suisse First Boston. Georgeson & Company Inc. is the information agent. For more information call 1-800-223-2064 or visit our web site at georgeson.com. Nationwide's law firm for the transaction is Holleb & Coff of Chicago.

The offers for ALLIED Group and ALLIED Life are being made through wholly owned subsidiaries of Nationwide.

ALLIED Group's financial advisor is Morgan Stanley & Co. Incorporated. ALLIED Group is represented by the law firm of Debevoise & Plimpton.

The ALLIED Group and ALLIED Mutual merger are subject to insurance regulatory approvals in Iowa Ohio, Arizona and any other states that may assert jurisdiction, and all required clearances under the Hart-Scott-Rodino Antitrust Improvements Act. The ALLIED Mutual merger is also subject to policyholders approval for both ALLIED Mutual and Nationwide Mutual.